Exhibit 12.1

INTEL CORPORATION

STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
(Dollars in Millions)	Sep 28, 2013	Sep 29, 2012

Earnings[1]	$9,212	$11,809
Adjustments:
Add - Fixed charges	395	267
Subtract - Capitalized interest	(176)	(171)
Earnings and fixed charges (net of capitalized interest)	$9,431	$11,905

Fixed charges:
Interest[2]	$189	$66
Capitalized interest	176	171
Estimated interest component of rental expense	30	30
Total	$395	$267

Ratio of earnings before taxes and fixed charges, to fixed charges	24x	45x

1 After adjustments required by Item 503(d) of Regulation S-K.
2 Interest within provision for taxes on the consolidated condensed statements of income is not included.